Exhibit 12.1

Mediacom Broadband LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

					Inception
					(April 5,
					2001) through
	For the years ended December 31,				December 31,
	2005	2004	2003	2002	2001

		(in thousands, except ratio amounts)
Earnings:
Income (loss) before income taxes	$11,003	$34,852	$10,082	$(27,244)	$(50,586)
Interest expense, net	97,282	86,125	82,536	76,790	41,430
Amortization of capitalized interest	821	695	503	114	—
Amortization of debt issuance costs	4,600	2,099	2,365	2,248	1,086
Interest component of rent expense(1)	2,289	2,137	2,086	1,687	1,076

Earnings available for fixed charges	$115,995	$125,908	$97,572	$53,595	$(6,994)

Fixed Charges:
Interest expense, net	$97,282	$86,125	$82,536	$76,790	$41,430
Capitalized interest	1,558	1,270	3,425	4,056	308
Amortization of debt issuance costs	4,600	2,099	2,365	2,248	1,086
Interest component of rent expense(1)	2,289	2,137	2,086	1,687	1,076
Preferred dividends	18,000	18,000	18,000	18,000	8,120

Total fixed charges	$123,729	$109,631	$108,412	$102,781	$52,020

Ratio of earnings to fixed charges and preferred dividends	—	1.15	—	—	—

Deficiency of earnings over fixed charges	$(7,734)	$—	$(10,840)	$(49,186)	$(59,014)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.

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